Contact

www.linkedin.com/in/solanda-moran-blanch (LinkedIn)

Top Skills

Entrepreneurship
Early-stage Startups
Invention

Solanda Moran-Blanch

Founder at GöBe Kids
Raleigh, North Carolina, United States

Summary

I am an Ecuatoriana bonita who has been in the USA for nearly 15 years. I am passionate about health prevention, tackling issues upstream with major grass roots involvement is can yield sustainable change in our communities. And while doing life with a passionate entrepreneur husband, I've not been able to escape from becoming one myself.

In the early years of becoming parents and while experiencing the craziness of meal and snack time, we created an innovative solution to make our parenting life easier and eating time for our little ones' more engaging and fun. Meet the GoBe Snack Spinner!

GOBE SNACK SPINNER:
The Snack Spinner is a cute snack for kids with a button in the middle! It has a tray with five slots and the button in the middle that spins the tray from slot to slot. Also, one slot is opened at the time, so it contains big messes. Kids are obsessed with it and mamas and dads love it!

We took pre-orders in 2019 to do the ultimate validation for our initial product and we were blown away! The mamas and kiddos simply LOVE the Snack Spinner!

As of 2023 we have launched the so much requested Large Snack Spinner and GoBe Lunchbox and there is more to come! Hooray! We are developing our small company to impact more and more parents and kiddos primarily in the USA and across a few other areas of the world. We are pouring our hearts and souls into nurturing our customers in helping them achieve their mission of raising kind, confident, and healthful children.

Experience

GöBe Kids
Founder
2018 - Present (5 years)
Raleigh, NC

GoBe Kids is passionate about helping parents and kids thrive during their early years and supporting them throughout the entire parenting journey.

Brigham Young University
Research Assistant
February 2012 - February 2022 (10 years 1 month)

Collaborated in planning, conducting, and analyzing focus groups among the hispanic population in Utah County, Utah, U.S.A. Our main research is on Tuberculosis (TB). We are finding out the knowledge and perception of this population regarding TB since active cases can cause extended outbreaks.

Salt Lake County
Public Health Educator
July 2019 - December 2019 (6 months)
West Jordan, Utah, United States

Worked with at-risk populations at the county health department.

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Education

Brigham Young University
Bachelor of Science - BS, Public Health Education and Promotion · (2009 - 2014)